UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November 2022

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On August 5, 2022, Bruush Oral Care Inc. (the “Company”) closed its initial public offering (the “IPO”) of 3,728,549 units at a combined public offering price of $4.16 per unit, each consisting of one share of common stock and one warrant to purchase one share of common stock (the “Warrants”), with an initial exercise price of $4.16 per share (the “Initial Exercise Price”), and listing of shares of its common stock and Warrants exercisable for shares of common stock on the Nasdaq Capital Market.

Pursuant to the registration statement on Form F-1 (File No. 333-265969) (“Registration Statement”) filed with the U.S Securities and Exchange Commission (“SEC”) on July 1, 2022, as amended, each holder of Warrants that purchases at least 120,193 Warrants (the “Qualified Warrants”) in connection with the IPO (a “Qualified Holder”), will receive two warrants (“Additional Warrants”) for each one Qualified Warrant held by such holder, in the event of certain adjustments to the exercise price of the Warrants.

Adjustment of Exercise Price

As previously disclosed by the Company in its current report on Form 6-K that was filed with the SEC on August 17, 2022, the Company’s volume weighted average stock price on August 11, 2022 was less than the exercise floor of $2.08 for the Warrants issued as part of the units offered in the Company’s IPO. Accordingly, effective after the closing of trading on November 3, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), all Warrants will be adjusted pursuant to their terms, including but not limited to the exercise price of the Warrants being adjusted to $2.08 (“Reset Price”).

Issuance of Additional Warrants

On November 4, 2022, as a result of the Reset Price, the Company adjusted the Initial Exercise Price to $2.08 per share and issued to nineteen Qualified Holders an aggregate amount of 6,660,512 Additional Warrants to purchase an aggregate amount of 6,660,512 shares of common stock.

The Additional Warrants expire November 3, 2027, or five (5) years from the date they are issued, and such Additional Warrants will not be tradable warrants and not listed on any securities exchange or other nationally recognized trading system.

The foregoing description of Warrants and Additional Warrants does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements previously filed as exhibits to the Company’s Registration Statement and incorporated by reference herein. Capitalized terms not defined herein are defined in the Registration Statement and its exhibits thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	November 4, 2022	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer